January 11, 2013

VIA EDGAR

Filing Desk

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Valerie J. Lithotomos

Re:	Schwab Capital Trust (File Nos. 33-62470 and 811-7704) (the “Registrant”)

Dear Ms. Lithotomos:

This letter responds to comments of the U.S. Securities and Exchange Commission (“SEC”) staff on Post-Effective Amendment (“PEA”) No. 119 to the Registrant’s registration statement on Form N-1A (“Registration Statement”) under the Securities Act of 1933, as amended (“1933 Act”), and Amendment No. 120 under the Investment Company Act of 1940, as amended (the “1940 Act”), filed pursuant to Rule 485(a)(2) under the 1933 Act on October 22, 2012. PEA No. 119 relates to the registration of shares of Schwab Target 2045 Fund, Schwab Target 2050 Fund and Schwab Target 2055 Fund (collectively, the “funds”), which are new series of the Registrant. The SEC staff’s comments were provided by you to Stephen T. Cohen of Dechert LLP in a telephonic discussion on December 4, 2012.

Throughout this letter, capitalized terms have the same meaning as in PEA No. 119, unless otherwise noted. A summary of the SEC staff’s comments, followed by the responses of the Registrant, is set forth below:

1.	Comment: Please provide the term of the contractual expense limitation agreements for the funds in the footnotes to the fee tables. If a fund’s contractual expense limitation agreement will not be in place for at least one year, please remove the footnote to the fee table relating to the fund’s contractual expense limitation agreement.

Response: Form N-1A provides that a fund’s fee table may not reflect an expense limitation agreement unless such expense limitation agreement will reduce the fund’s operating expenses for no less than one year from the effective date of the fund’s registration statement. Form N-1A further provides that the fund must disclose the period for which the expense limitation agreement is expected to continue, including the expected termination date, and briefly describe who can terminate the arrangement and under what circumstances. The SEC release adopting the summary prospectus amendments to Form N-1A (“Adopting Release”) states that a fund’s fee table may not reflect an expense limitation agreement if such agreement may be terminated without agreement of the fund’s board of directors (e.g., unilaterally by the fund’s investment adviser) during the one-year period.1

Importantly, however, Form N-1A and the Adopting Release permit a fund to reflect in its fee table an expense limitation agreement even though such expense limitation agreement may be terminated with the approval of the fund’s board during the one-year period. In fact, the Adopting Release advises funds to supplement their prospectuses if the expense limitation agreement is terminated prior to the end of the one-year period. Taken together, Form N-1A and the Adopting Release give more significance to (a) whether the expense limitation agreement can be unilaterally terminated without agreement of the fund’s board of directors and (b) whether the fund expects the agreement to continue for no less than one year from the date of the registration statement, than to the stated termination date of the expense limitation agreement, if any.

The terms of each fund’s contractual expense limitation agreement provide that such expense limitation agreement will continue for so long as the fund’s investment adviser serves as the investment adviser to the fund. Further, each fund’s agreement may only be amended or terminated with the approval of the fund’s Board of Trustees. We believe it is consistent with Form N-1A and the Adopting Release to include a fund’s expense limitation in the fund’s fee table because the expense limitation agreement can only be terminated with the approval of the fund’s Board of Trustees and, absent extraordinary circumstances (i.e., the adviser no longer serving as the adviser to the fund), the expense limitation will reduce the fund’s operating expenses for no less than one year from the effective date of the fund’s registration statement. Moreover, each fund’s expense limitation agreement is intended to continue for the life of the fund (i.e., a permanent waiver) and, therefore, each fund currently expects its expense limitation agreement to continue for the life of the fund unless earlier terminated with the approval of the Board.

[1]	Enhanced Disclosure And New Prospectus Delivery Option For Registered Open-End Management Investment Companies, SEC Release No. IC-28584 (January 13, 2009).

2.	Comment: Please confirm that the “glide path” is materially the same as the glide path that was presented in the currently effective prospectus for other series of the Registrant that are “Target” funds.

Response: The Registrant confirms that the “glide path” will be materially the same as the glide path that is presented in the currently effective prospectus for other series of the Registrant that are “Target” funds.

3.	Comment: Please indicate what will happen to a fund twenty years after the fund’s target date. For example, please indicate whether a fund will liquidate or merge into another fund at such time.

Response: As noted in the “Principal investment strategies” for each fund, the fund’s asset allocation will remain fixed at approximately 25% equity securities, 66% fixed income securities, and 9% cash and cash equivalents (including money market funds) twenty years after the target date. Currently, there is no plan to liquidate a fund or merge a fund with and into another fund twenty years after the target date.

4.	Comment: Please include standard Tandy representation language.

Response: The Registrant agrees to make the following representations:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•

the SEC staff comments or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the Registration Statement; and

•

if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

*    *    *

Should you have any questions or comments, please contact the undersigned at 202.261.3304.

Sincerely,

/s/ Stephen T. Cohen
Stephen T. Cohen

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